As filed with the Securities and Exchange Commission on October 21, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Mondee Holdings, Inc.

(Name of Subject Company (Issuer))

Mondee Holdings, Inc. (Offeror)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Warrants exercisable for Class A Common Stock at an exercise price of $11.50 per share

(Title of Class of Securities)

465712115

(CUSIP Number of Class of Securities)

Prasad Gundumogula

Chief Executive Officer

Mondee Holdings, Inc.

10800 Pecan Park Blvd. Suite 315

Austin, Texas 78750

(650) 646-3320

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Michael S. Lee, Esq. Lynwood Reinhardt, Esq.
Panos Katsambas, Esq. Reed Smith LLP
509 Lexington Avenue
New York, NY 10022
(212) 521-5400

☐ Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) amends the Tender Offer Statement on Schedule TO filed by Mondee Holdings, Inc., a Delaware corporation (the “Company”), on September 16, 2022, (the “Original Schedule TO”), as amended by that certain Amendment No. 1 to Schedule TO filed with the SEC on October 7, 2022 (“Amendment No. 1,” and together with the Original Schedule TO, the “Schedule TO”) relating to the tender offer by the Company (the “Offer”) to purchase for cash up to 12,397,485 of its outstanding warrants to purchase Class A common stock, par value $0.0001 (the “Class A common stock”), consisting of (a) 12,059,985 publicly traded warrants to purchase shares of our Class A common stock, which were publicly issued and sold as part of units of the Company, formerly known as ITHAX Acquisition Corp. (“ITHAX”), in connection with the initial public offering of ITHAX’s securities on February 1, 2021 (the “ITHAX IPO”), which entitle such warrant holders to purchase one share of our Class A common stock at an exercise price of $11.50, subject to adjustments (the “Public Warrants”), and (b) 337,500 warrants to purchase the Class A common stock which were privately issued and sold in connection with the ITHAX IPO based on an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), which entitle such warrant holders to purchase one share of the Class A common stock at an exercise price of $11.50, subject to adjustments (the “Private Placement Warrants” and together with the Public Warrants, the “Warrants”), at a price of $0.65 per Warrant, without interest (the “Offer Purchase Price”), on the terms and conditions set forth in the Offer to Purchase and Consent Solicitation and the Letter of Transmittal and Consent filed by the Company as exhibits to the Schedule TO. The Offer to Purchase and Consent Solicitation and the Amended and Restated Letter of Transmittal and Consent collectively constitute the “Offer”.

Concurrently with the Offer, the Company also solicited consents (the “Consent Solicitation”) from holders of its outstanding Warrants to amend (the “Warrant Amendment”) the Amended and Restated Warrant Agreement, dated as of July 18, 2022, by and between the Company and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), which governs all of the warrants, to permit the Company to redeem each outstanding warrant for $0.01 in cash, without interest (the “Redemption Price”), which Redemption Price is 98% less than the Offer Purchase Price.

This Amendment No. 2 is being filed to (i) update Item 11 of the Schedule TO to report the results of the Offer and (ii) update Item 12 of the Schedule TO to include a press release issued by the Company on October 21, 2022, announcing the results of the Offer and Consent Solicitation and the Warrant Amendment.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraph:

“The Offer expired one minute after 11:59 PM, Eastern Time, at the end of the day on October 17, 2022 (the “Expiration Date”), in accordance with its terms. Continental Stock Transfer & Trust Company, the depositary for the Offer, has indicated that (i) 10,741,390 outstanding Public Warrants, or approximately 89.1% of the outstanding Public Warrants were validly tendered and not withdrawn prior to the expiration of the Offer, and (ii) none of the outstanding Private Placement Warrants had been validly tendered and not validly withdrawn prior to the expiration of the Offer. The Company expects to accept all validly tendered Warrants for purchase and settlement on or before Friday, October 21, 2022. Pursuant to the terms of the Offer, the Company expects to pay an aggregate of approximately $6.98 million in cash to purchase the validly tendered Warrants.

In addition, pursuant to the Consent Solicitation, the Company received the approval of (i) approximately 89.1% of the outstanding Public Warrants to the Warrant Amendment, which exceeds the majority of the Public Warrants required to effect the Warrant Amendment with respect to the Public Warrants and (ii) none of the outstanding Private Placement Warrants, which is less than the majority of the outstanding Private Placement Warrants required to effect the Warrant Amendment with respect to the Private Placement Warrants. On October 18, 2022, the Company and Continental Stock Transfer & Trust Company entered into the Warrant Amendment with respect to the Public Warrants and announced that it will exercise its right to redeem all remaining outstanding Public Warrants for cash in accordance with the terms of the Warrant Amendment, and has fixed October 27, 2022 as the redemption date.

On October 21, 2022, the Company issued a press release announcing the results of the Offer and Consent Solicitation as set forth above and also the Company’s entry into the Warrant Amendment. A copy of the press release is filed as Exhibit (a)(5)(iv) to the Schedule TO and is incorporated herein by reference.

Only those items amended are reported in this Amendment No. 2. Except as amended hereby to the extent specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and Consent Solicitation, the Letter of Transmittal and Consent and the other exhibits to the Schedule TO remains unchanged and are hereby expressly incorporated into this Amendment No. 2 by reference. This Amendment No. 2 should be read with the Schedule TO.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase and Consent Solicitation, dated September 16, 2022.
(a)(1)(B)*	Letter of Transmittal and Consent (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Form W-9).
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 16, 2022.
(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 16, 2022.
(a)(2)-(4)	Not Applicable
(a)(5)(i)*	Press Release, dated September 16, 2022, announcing cash tender offer for Mondee Holdings, Inc. public warrants.
(a)(5)(ii)*	Summary Advertisement, dated September 16, 2022, announcing cash tender offer for Mondee Holdings, Inc. public warrants.
a(5)(iii)*	Social Media Posts, dated October 7, 2022, issued by the Company.
a(5)(iv)*	Press Release, dated October 21, 2022, announcing results of the Offer and Consent Solicitation (incorporated by reference to Exhibit 99.1 to Mondee Holdings, Inc.’s Current Report on Form 8-K filed October 21, 2022).
(b)	Not Applicable
(d)(1)*	Amended and Restated Warrant Agreement, dated July 18, 2022, between Mondee Holdings, Inc. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.3 to Mondee Holdings, Inc.’s Current Report on Form 8-K filed July 20, 2022).
(d)(2)*	Registration Rights Agreement, dated as of July 18, 2022, by and among Mondee Holdings, Inc. ITHAX Acquisition Sponsor LLC, Mondee Holdings, LLC, and the other holders party thereto. (incorporated by reference to Exhibit 10.3 to Mondee Holdings, Inc.’s Current Report on Form 8-K filed July 20, 2022).
(d)(3)

Amendment No. 1 to Amended and Restated Warrant Agreement, dated October 18, 2022, by and between Mondee Holdings, Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to Mondee Holdings, Inc.’s Current Report on Form 8-K filed October 21, 2022).

(g)	Not Applicable
(h)	Not Applicable
107	Filing Fee Table

*Previously filed.

Item 12(b). Exhibits.

Filing Fee Exhibit

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: October 21, 2022

Mondee Holdings, Inc.

By:	/s/ Dan Figenshu
	Name:	Dan Figenshu
	Title:	Chief Financial Officer